SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02041616

FORM 6-K



Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

Benetton Group S.p.A.
(Exact name of Registrant)

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY
(Address of principal executive offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

CRGH

# Benetton Group
First quarter report 2002

UNITED COLORS
OF BENETTON.

UNITED COLORS
OF BENETTON.

# Benetton Group
# First quarter report 2002


Benetton Group S.p.A.
Villa Minelli
Ponzano Veneto (Treviso) - Italy


Share Capital: Euro 236,026,454.30 fully paid-in
Tax ID/Treviso Company register: 00193320264

# Index

# Directors and other officers

## Board of Directors

| | |
|---|---|
| Luciano Benetton | **Chairman** |
| Carlo Benetton | **Deputy Chairman** |
| Luigi de Puppi | **Managing Director** |
| Giuliana Benetton<br>Gilberto Benetton<br>Alessandro Benetton<br>Gianni Mion<br>Angelo Tantazzi<br>Ulrich Weiss<br>Reginald Bartholomew<br>Luigi Arturo Bianchi | **Directors** |
| Pierluigi Bortolussi | **Secretary to the Board** |

## Board of Statutory auditors

| | |
|---|---|
| Angelo Casò | **Chairman** |
| Filippo Duodo<br>Dino Sesani | **Auditors** |
| Antonio Cortellazzo<br>Marco Leotta | **Alternate Auditors** |

## Independent auditors

Deloitte & Touche S.p.A.

## Financial highlights

| Key operating data (millions of Euro) | 1st quarter 2002 | % | 1st quarter 2001 | % | Change | % | Year 2001 | % |
|---|---|---|---|---|---|---|---|---|
| Revenues | 446.8 | 100.0 | 464.7 | 100.0 | (17.9) | (3.9) | 2,097.6 | 100.0 |
| Cost of sales | 246.4 | 55.1 | 265.4 | 57.1 | 19.0 | 7.2 | 1,188.5 | 56.7 |
| Gross operating income | 200.4 | 44.9 | 199.3 | 42.9 | 1.1 | 0.6 | 909.1 | 43.3 |
| Income from operations | 45.2 | 10.1 | 49.7 | 10.7 | (4.5) | (8.9) | 285.6 | 13.6 |
| Net income | 19.1 | 4.3 | 18.0 | 3.9 | 1.1 | 6.3 | 148.1 | 7.1 |

| Key financial data (millions of Euro) | 03.31.2002 | 12.31.2001 | 03.31.2001 |
|---|---|---|---|
| Working capital | 955 | 811 | 915 |
| Net capital employed | 2,031 | 1,896 | 1,873 |
| Net indebtedness | 756 | 640 | 662 |
| Shareholders' equity | 1,260 | 1,241 | 1,199 |
| Self-financing | 75 | 374 | 69 |
| Capital expenditures in tangible and intangible fixed assets | 55 | 311 | 61 |
| Purchase of equity investments | - | - | 1 |

| Share and market data | 03.31.2002 | 12.31.2001 | 03.31.2001 |
|---|---|---|---|
| Shareholders' equity per share (Euro) | 6.97 | 6.86 | 6.6 |
| Share price: March, 31 (Euro) | 15.40 | 12.72 | 17.6 |
| Screen-based market: high (Euro) | 15.40 | 22.44 | 22.5 |
| Screen-based market: low (Euro) | 12.46 | 9.75 | 16.9 |
| Market capitalization (thousands of Euro) | 2,796,006 | 2,309,428 | 3,202,697 |
| Average no. of shares outstanding (*) | 180,752,447 | 180,720,969 | 181,445,420 |

*Net of treasury shares held during the period

| Number of employees | 03.31.2002 | 12.31.2001 | 03.31.2001 |
|---|---|---|---|
| Total | 7,605 | 7,666 | 7,030 |

# Directors' report

## Results for the first quarter of 2002

- Net sales for the first quarter of 2002 decrease by 3.9% compared with the same period of 2001, from Euro 464.7 million to Euro 446.8 million. This decline is attributable principally to the sports segment, which saw a contraction of around 13 percentage points, which had in fact been forecast in the budget. Net sales in the casual wear segment remain substantially unchanged compared with the same period in 2001 at Euro 338 million.
- The gross operating income improves by 2% from 42.9% to 44.9%.
- The income from operations result, Euro 45.2 million, shows an incidence on sales of 10.1% with respect to 10.7% in the corresponding period of 2001.
- Net income for the period comes to Euro 19 million, compared with Euro 18 million in the first quarter of 2001.
- Self-financing in the quarter comes to Euro 75 million (69 million in the first quarter of 2001).
- Group capital expenditures in tangible and intangible fixed assets during the period amount to Euro 55 million. A substantial part of these investments (around Euro 42 million, together with Euro 610 million for the prior years) has been devoted to the purchase, modernization and restructuring of buildings destined to commercial activities.
- Net indebtedness increased to Euro 756 million, compared with Euro 640 million as of December 31, 2001, partly because of the cyclical change in working capital and partly because of the ongoing investments in the commercial sector.

## Outlook for the full year

Forecasts for the rest of the year indicate that the Group should be able to achieve growth rates in terms of net sales in line with those of 2001, even if the current market situation trends to mitigate these expectations.

Nevertheless, current Group performance, the improvement in margins both in casual wear and the sports segment, together with the measures that have been taken, suggest that there should be a significant rise in net income.

Net indebtedness at the end of this year should be lower than it was at December 31, 2001.

# Consolidated Financial Statements and relevant comments

## Explanatory notes

The quarterly report has been prepared in accordance with art. 82 of the Regulation approved by Consob resolution 11971 of May 14, 1999 in application of Legislative Decree 58 of February 24, 1998 concerning issuers.

The accounting policies and consolidation principles adopted are consistent with those used to prepare the annual consolidated financial statements.

The consolidated statements of income and balance sheet as of March 31, 2002, are shown in the same format as those presented in the 2001 Directors' report.

The consolidation area has remained substantially unchanged with respect to March 31, 2001 and December 31, 2001.

## Group consolidated results

**Consolidated statements of income** reclassified to cost of sales

| (thousands of Euro) | 1st quarter 2002 | % | 1st quarter 2001 | % | Change | % |
|---|---|---|---|---|---|---|
| **Revenues** | **446,866** | **100.0** | **464,708** | **100.0** | **(17,842)** | **(3.9)** |
| **Cost of sales** | | | | | | |
| Material and net change in inventories | 116,335 | 26.0 | 119,079 | 25.6 | (2,744) | (2.3) |
| Payroll and related costs | 26,390 | 5.9 | 26,575 | 5.7 | (185) | (0.7) |
| Subcontract work | 82,526 | 18.5 | 98,250 | 21.2 | (15,724) | (16.0) |
| Industrial depreciation | 8,943 | 2.0 | 8,450 | 1.8 | 493 | 5.8 |
| Other manufacturing costs | 12,245 | 2.7 | 13,084 | 2.8 | (839) | (6.4) |
| | **246,439** | **55.1** | **265,438** | **57.1** | **(18,999)** | **(7.2)** |
| **Gross operating income** | **200,427** | **44.9** | **199,270** | **42.9** | **1,157** | **0.6** |
| **Selling, general and administrative expenses** | | | | | | |
| Payroll and related cost | 35,862 | 8.0 | 30,751 | 6.6 | 5,111 | 16.6 |
| Distribution and transport | 7,221 | 1.6 | 10,687 | 2.3 | (3,466) | (32.4) |
| Sales commissions | 20,885 | 4.7 | 22,262 | 4.8 | (1,377) | (6.2) |
| Advertising and promotion | 29,978 | 6.7 | 29,821 | 6.4 | 157 | 0.5 |
| Depreciation and amortization | 24,533 | 5.5 | 18,187 | 3.9 | 6,346 | 34.9 |
| Other expenses | 36,705 | 8.3 | 37,885 | 8.2 | (1,180) | (3.1) |
| | **155,184** | **34.8** | **149,593** | **32.2** | **5,591** | **3.7** |
| **Income from operations** | **45,243** | **10.1** | **49,677** | **10.7** | **(4,434)** | **(8.9)** |
| **Other income/(expenses)** | | | | | | |
| Foreign currency gain/(loss), net | 1,962 | 0.4 | 1,473 | 0.3 | 489 | 33.2 |
| Interest income | 7,928 | 1.8 | 11,489 | 2.5 | (3,561) | (31.0) |
| Interest expenses | (17,686) | (3.9) | (20,857) | (4.5) | 3,171 | (15.2) |
| Other income/(expenses), net | (491) | (0.1) | (2,985) | (0.6) | 2,494 | (83.6) |
| | **(8,287)** | **(1.8)** | **(10,880)** | **(2.3)** | **2,593** | **(23.8)** |
| **Income before taxes and minority interests** | **36,956** | **8.3** | **38,797** | **8.4** | **(1,841)** | **(4.7)** |
| Income taxes | 17,769 | 4.0 | 20,391 | 4.4 | (2,622) | (12.9) |
| **Income before minority interests** | **19,187** | **4.3** | **18,406** | **4.0** | **781** | **4.2** |
| Minority interests gain | (103) | (0.0) | (455) | (0.1) | 352 | (77.4) |
| **Net income** | **19,084** | **4.3** | **17,951** | **3.9** | **1,133** | **6.3** |

**1st quarter 2002.** Net sales for the first quarter of 2002 are down by Euro 18 million compared with the same period of 2001. This result has been affected by the Euro 12 million decline in sales by the sports segment, in-line skates in particular, as budgeted. Turnover in the casual wear segment is substantially in line at Euro 338 million with the corresponding period of 2001. There has also been a slight decline of around Euro 5 million in sales to third parties by the manufacturing segment, reflecting general market conditions.

The Group's gross operating income comes to 45% of sales, up by 2 percentage points thanks to the competitive policy pursued by the Group both in casual wear and, above all, in the sports segment, where gross operating income has risen by 11.5%, from 29.8% to 38.1% of sales.

Selling and general expenses rise by 3.7% with respect to the corresponding period of last year, due principally to the increase in payroll costs and depreciation, linked to the start-up of direct store management. At the same time, variable selling costs decrease by Euro 4.8 million, reducing their incidence on sales by 0.8 points.

The operating result, which is affected by the higher incidence of costs involved in commercial expansion, comes to 10.1% of sales, compared with 10.7% in the first quarter of 2001.

The net result of foreign exchange management has improved because of a more favorable trend in exchange rates during the course of the period.

Net *financial charges remain at the same level as in the first quarter of* 2001, *in both absolute and percentage terms; this is due to the* combined effect of reduced interest rates and a higher average level of Group net indebtedness, generated by investments in property for commercial purposes.

In 2001, other net expenses included the effects of certain settlements reached by Group companies.

Group net income totals over Euro 19 million, 4.3% on sales, compared with the first quarter of 2001 (Euro 18 million).

***Information by geographic area and business category - First quarter 2002***

| (millions of Euro) | Euro area | % | The Americas | % | Asia | % | Other areas | % | 1st quarter 2002 | 1st quarter 2001 | Change % |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Casual wear | 241.6 | 82.8 | 16.4 | 32.0 | 37.8 | 82.5 | 42.2 | 73.0 | 338.0 | 339.3 | -0.4 |
| Sportswear and equipment | 28.9 | 9.9 | 34.7 | 67.6 | 7.3 | 16.0 | 7.8 | 13.5 | 78.7 | 90.4 | -12.9 |
| Manufacturing and others | 21.4 | 7.3 | 0.2 | 0.4 | 0.7 | 1.5 | 7.8 | 13.5 | 30.1 | 35.0 | -14.0 |
| **Total 1st quarter 2002** | **291.9** | **100.0** | **51.3** | **100.0** | **45.8** | **100.0** | **57.8** | **100.0** | **446.8** | **464.7** | **-3.9** |
| **Total 1st quarter 2001** | **308.7** | | **57.1** | | **47.5** | | **51.4** | | **464.7** | | |

Performance by activity. The Group's activities are traditionally divided into three sectors to provide the basis for effective administration and adequate decision-making by Company management, and to supply accurate and relevant information about company performance to external investors.

The business sectors are as follows:

• *the casual wear sector*, representing the Benetton brands (United Colors of Benetton, Undercolors and Sisley), which also incorporates complementary products, such as accessories and footwear, as well as figures for the retail business;

• *the sportswear and equipment sector*, with the Playlife, Nordica, Prince, Rollerblade and Killer Loop brands;

• *the manufacturing and others sector*, including sales of raw materials, semi-finished products, industrial services and revenues and expenses from real estate activity.

*Results of the Casual wear sector - First quarter 2002*

| (millions of Euro) | 1st quarter 2002 | % | 1st quarter 2001 | % | Change | % |
|---|---|---|---|---|---|---|
| Net revenues | 338.0 | | 339.3 | | (1.3) | |
| Revenues among sectors | 0.5 | | 1.8 | | (1.3) | |
| Sector total revenues | 338.5 | 100.0 | 341.1 | 100.0 | (2.6) | (0.8) |
| Cost of sales | (177.5) | (52.4) | (180.7) | (53.0) | 3.2 | (1.8) |
| Gross operating income | 161.0 | 47.6 | 160.4 | 47.0 | 0.6 | 0.4 |
| Variable selling costs | (21.8) | (6.5) | (22.2) | (6.5) | 0.4 | (1.8) |
| Contribution margin | 139.2 | 41.1 | 138.2 | 40.5 | 1.0 | 0.7 |

Net sales in the casual wear segment are substantially in line with the same period in 2001.
Although the gross operating income not increased in absolute terms, it has improved as a percentage of sales, from 47% to 47.6%, helped by the contribution made by direct store management.

*Results of the Sportswear and equipment sector - First quarter 2002*

| (millions of Euro) | 1st quarter 2002 | % | 1st quarter 2001 | % | Change | % |
|---|---|---|---|---|---|---|
| Sector total revenues | 78.7 | 100.0 | 90.4 | 100.0 | (11.7) | (12.9) |
| Cost of sales | (48.7) | (61.9) | (63.5) | (70.2) | 14.8 | (23.3) |
| Gross operating income | 30.0 | 38.1 | 26.9 | 29.8 | 3.1 | 11.5 |
| Variable selling costs | (4.3) | (5.5) | (8.7) | (9.6) | 4.4 | (50.6) |
| Contribution margin | 25.7 | 32.6 | 18.2 | 20.2 | 7.5 | 41.2 |

The decline in turnover, both in Euro-zone countries and in America, mainly involves the in-line skates sector, which suffers from a significant contraction in worldwide demand, while the gross operating income, Euro 30 million, has improved by over 8 points, from 29.8% to 38.1%; this result is due to a cautious commercial policy designed to reposition prices on the market and cut production costs.
Variable selling costs are down, both in absolute terms and as a percentage of sales.

*Results of the Manufacturing and others sector - First quarter 2002*

| (millions of Euro) | 1st quarter 2002 | % | 1st quarter 2001 | % | Change | % |
|---|---|---|---|---|---|---|
| Net revenues | 30.1 | | 35.0 | | (4.9) | |
| Revenues among sectors | 59.5 | | 71.4 | | (11.9) | |
| Sector total revenues | 89.6 | 100.0 | 106.4 | 100.0 | (16.8) | (15.8) |
| Cost of sales | (79.2) | (88.4) | (93.9) | (88.3) | 14.7 | (15.7) |
| Gross operating income | 10.4 | 11.6 | 12.5 | 11.7 | (2.1) | (16.8) |
| Variable selling costs | (2.4) | (2.7) | (2.4) | (2.2) | - | - |
| Contribution margin | 8.0 | 8.9 | 10.1 | 9.5 | (2.1) | (20.8) |

Sales by the manufacturing division, both to other Group companies and to third parties, are down, while margins as a percentage of sales are at the same level as this time last year. Higher transport costs reduce the contribution margin of these segments from 9.5% to 8.9% of sales.

Consolidated balance sheet reclassified according to financial criteria

(thousands of Euro)

| Assets | 03.31.2002 | 12.31.2001 | 03.31.2001 |
|---|---|---|---|
| **Current Assets** | | | |
| Cash and banks | 129,664 | 176,480 | 284,806 |
| Marketable securities | 38,797 | 75,650 | 122,956 |
| Differentials on forward transactions | 4,394 | 12,230 | 15,075 |
| Financial receivables | 13,045 | 13,914 | 22,311 |
| | **185,900** | **278,274** | **445,148** |
| **Accounts receivable** | | | |
| Trade receivables | 996,145 | 913,221 | 922,291 |
| Other receivables | 96,191 | 93,604 | 137,298 |
| less - Allowance for doubtful accounts | (66,496) | (67,326) | (59,782) |
| | **1,025,840** | **939,499** | **999,807** |
| Inventories | 342,685 | 304,979 | 383,107 |
| Accrued income and prepaid expenses | 37,786 | 35,518 | 36,410 |
| | **380,471** | **340,497** | **419,517** |
| **Total current assets** | **1,592,211** | **1,558,270** | **1,864,472** |
| **Investments and other *non current* assets** | | | |
| Equity investments | 2,149 | 2,134 | 27,748 |
| Securities held as fixed assets | 70,209 | 70,243 | 139,789 |
| Guarantee deposits | 12,866 | 10,724 | 7,485 |
| Financial receivables | 8,756 | 7,400 | 12,903 |
| Other non current receivables | 7,949 | 7,787 | 5,065 |
| **Total investments and other *non current* assets** | **101,929** | **98,288** | **192,990** |
| **Tangible fixed assets** | | | |
| Real estate | 594,894 | 555,068 | 504,041 |
| Plant, machinery and equipment | 379,612 | 373,972 | 371,729 |
| Office furniture, furnishings and electronic equipment | 96,013 | 92,074 | 74,689 |
| Vehicles and aircraft | 38,664 | 38,826 | 35,841 |
| Construction in progress and advances for tangible fixed assets | 13,257 | 45,875 | 38,653 |
| Finance leases | 17,058 | 18,750 | 16,541 |
| less - Accumulated depreciation | (414,815) | (404,066) | (413,321) |
| **Total tangible fixed assets** | **724,683** | **720,499** | **628,173** |
| **Intangible fixed assets** | | | |
| Licenses, trademarks and industrial patents | 201,243 | 207,514 | 222,238 |
| Deferred charges | 250,503 | 236,343 | 172,898 |
| **Total intangible fixed assets** | **451,746** | **443,857** | **395,136** |
| TOTAL ASSETS | 2,870,569 | 2,820,914 | 3,080,771 |

(thousands of Euro)

| Liabilities and Shareholders' equity | 03.31.2002 | 12.31.2001 | 03.31.2001 |
|---|---|---|---|
| **Current liabilities** | | | |
| Bank loans | 159,674 | 140,654 | 391,752 |
| Short-term loans | 6,000 | 5,990 | 14,623 |
| Current portion of bonds | 258,228 | 258,228 | - |
| Current portion of long-term loans | 7,317 | 57,415 | 59,152 |
| Current portion of lease financing | 4,656 | 3,761 | 3,357 |
| Accounts payable | 370,337 | 390,427 | 383,239 |
| Other payables, accrued expenses and deferred income | 83,342 | 80,278 | 114,979 |
| Reserve for income taxes | 42,921 | 19,481 | 29,263 |
| **Total current liabilities** | **932,475** | **956,234** | **996,365** |
| **Long-term liabilities** | | | |
| Bonds | - | - | 258,228 |
| Long-term loans, net of current portion | 556,163 | 509,830 | 512,114 |
| Other long-term liabilities | 5,357 | 5,718 | 10,926 |
| Lease financing | 29,037 | 20,670 | 20,405 |
| Reserve for employee termination indemnities | 52,326 | 52,393 | 51,566 |
| Other reserves | 19,679 | 20,213 | 20,137 |
| **Total long-term liabilities** | **662,562** | **608,824** | **873,376** |
| **Minority interests in consolidated subsidiaries** | **15,281** | **15,153** | **12,263** |
| **Shareholders' equity** | | | |
| Share Capital | 236,026 | 236,026 | 234,418 |
| Additional paid-in capital | 56,574 | 56,574 | 56,574 |
| *Surplus from monetary revaluation of assets* | 22,058 | 22,058 | 22,058 |
| Other reserves and retained earnings | 910,832 | 762,754 | 848,415 |
| Translation differences | 15,677 | 15,214 | 19,351 |
| Net income for the period | 19,084 | 148,077 | 17,951 |
| **Total Shareholders' equity** | **1,260,251** | **1,240,703** | **1,198,767** |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 2,870,569 | 2,820,914 | 3,080,771 |

## Financial situation - highlights

| (millions of Euro) | 03.31.2002 | 12.31.2001 | Change | 03.31.2001 |
|---|---|---|---|---|
| Working capital | 955 | 811 | 144 | 915 |
| Total capital employed | 2,031 | 1,896 | 135 | 1,873 |
| Net indebtedness | 756 | 640 | 116 | 662 |
| Shareholders' equity | 1,260 | 1,241 | 19 | 1,199 |
| Minority interests | 15 | 15 | - | 12 |

With respect to December 31, 2001, working capital is up due to the cyclical nature of the various businesses; if compared with March 31, 2001, it shows a change of Euro 40 million, due to the increase in accounts receivable (Euro 30 million), already reabsorbed in the first half of April, and the decrease in current payables (Euro 50 million); this change is partially offset by the reduction in inventories of over Euro 40 million.
The growth in total capital employed with respect to December 31, 2001 is affected by a change in working capital, as well as by capital expenditure on fixed assets to support the retail activity and by the reduction in the taxation reserve of Euro 23 million.

The financial position compared to December 31, 2001 and March 31, 2001, is shown below:

| (millions of Euro) | 03.31.2002 | 12.31.2001 | 03.31.2001 |
|---|---|---|---|
| Financial liabilities: | | | |
| • within 12 months | 436 | 466 | 469 |
| • beyond 12 months | 585 | 530 | 791 |
| | | | |
| Securities held as financial fixed assets | (70) | (70) | (140) |
| Treasury shares | - | (22) | (13) |
| Other securities | (39) | (54) | (110) |
| Other financial fixed assets: | | | |
| • within 12 months | (147) | (203) | (322) |
| • beyond 12 months | (9) | (7) | (13) |
| **Net indebtedness** | **756** | **640** | **662** |

Compared with March 31, 2001, long-term liabilities have decreased because of the upcoming maturity of the bond loan in July 2002, and a reduction in securities and short term financial assets of Euro 150 and 175 million respectively.

## Summary statement of cash flows

| (millions of Euro) | 1st quarter 2002 | 1st quarter 2001 | Year 2001 |
|---|---|---|---|
| Self-financing | 75 | 69 | 374 |
| Change in working capital | (139) | (156) | (68) |
| Sale of equity investments | - | - | 27 |
| Net operating and financial investments | (49) | (50) | (274) |
| Payment of dividends | - | - | (85) |
| Payment of taxes | (2) | (1) | (89) |
| **Net financial requirements** | **(115)** | **(138)** | **(115)** |

## Corporate information

**Headquarters**
Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
Tel. +39 0422 519111

**Legal data**
Share Capital: Euro 236,026,454.30 fully paid-in
R.E.A. (register of commerce) no. 84146
Tax ID/Treviso company register: 00193320264

**Media & communication department**
E-mail: press@benetton.it
Tel. +39 0422 519036
Fax +39 0422 519930

**Investor relations**
E-mail: invrel@benetton.it
Tel. +39 0422 519412
Fax +39 0422 519740
TV Conference +39 0422 510623/24/25

To obtain a copy of the First quarter report: www.benetton.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

(Registrant)

By: ______________________

Luciano Benetton
Chairman

Dated: May 14, 2002